Uk 3/3/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 2/24/2004

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04002227

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 20 2004

SEC FILE NUMBER
8- ~~26740~~ 27504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimball & Cross Investment Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 6
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Clifford (617) 228-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John C. Clifford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimball & Cross Investment Management Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS
ESSEX SS FEBRUARY 6, 2004
SUBSCRIBED AND SWORN TO BY,
JOHN C. CLIFFORD, BEFORE ME,

12/31/03

GEORGE P. ASSAD, JR., LAWRENCE, MA 01842-1283
Notary Public
MY COMMISSION EXPIRES 08/09/07

Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Kimball & Cross Investment Management Corp.

We have audited the accompanying statement of financial condition of Kimball & Cross Investment Management Corp. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimball & Cross Investment Management Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2004

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	207 066
Certificate of deposit (Note 4)		21 647
Deposit with clearing broker		50 043
Due from clearing broker		146 262
Receivable from related parties		1 680
Securities owned, at market value		650
Property and equipment, net of accumulated amortization and depreciation of $59,729		4 307
Other assets		17 385
TOTAL ASSETS	$	449 040

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	7 472
Accrued expenses		129 944
TOTAL LIABILITIES		137 416
COMMITMENTS AND CONTINGENCIES (Note 4 and 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $.01 par value; 3,000 shares authorized; 1 share issued and outstanding		-
Additional paid-in capital		730 504
Deficit		(418 880)
TOTAL SHAREHOLDER'S EQUITY		311 624
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	449 040

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commission and fee income	$	1 746 163
Trading loss, net		(8 389)
Other		54 993
TOTAL REVENUE		1 792 767
EXPENSES:		
Commissions, wages and related expenses		1 168 383
Clearing and exchange fees		292 647
Professional fees		3 000
Occupancy costs		60 902
Communications and data processing		17 086
General and administrative		44 652
Regulatory fees		17 729
TOTAL EXPENSES		1 604 399
NET INCOME BEFORE TAXES		188 368
Income taxes (Note 3)		-
NET INCOME	$	188 368

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2002	1	$ -	$ 730 504	$ (607 248)
Net income	-	-	-	188 368
BALANCES, December 31, 2003	**1**	**$ -**	**$ 730 504**	**$ (418 880)**

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	188 368
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		7 332
Increase in due from clearing broker		(118 120)
Increase in deposit with clearing broker		(32)
Increase in securities owned, at market value		(393)
Increase in other assets		(1 500)
Increase in accounts payable and accrued expenses		100 269
Net cash provided by operating activities		175 924
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in certificate of deposit		5 450
Increase in receivable from related parties		(80)
Net cash provided by investing activities		5 370
NET INCREASE IN CASH		181 294
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		25 772
CASH AND CASH EQUIVALENTS, END OF YEAR	**$**	**207 066**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**659**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Kimball & Cross Investment Management Corp. ("the Company") is a Delaware Corporation which was founded in 1999, and is a wholly-owned subsidiary of Kimball & Cross Web Capital, Inc. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission.

Securities Transactions

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $266,464 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .52 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has an unused net operating loss carryforward of approximately $317,000 for income tax purposes, expiring through 2022. For the year ended December 31, 2003, the Company used $188,368 of its net operating loss carryforward to offset income taxes currently due. The remaining net operating loss carryforward may result in future income tax benefits of approximately $43,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. The valuation allowance decreased by approximately $65,000 during the year ended December 31, 2003.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 4 - COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 1998, the Company entered into a non-compete employment agreement with two employees. One agreement, commencing August 1, 1998, obligates the Company to pay the employee 1% of gross revenues of the Company as a broker/dealer until September 30, 2007. The other agreement, commencing August 1, 1998, obligates the Company to pay a monthly salary of $1,200 while the employee is employed by the Company.

The Company leases office space from an unrelated party under a noncancelable operating lease expiring in April 2008. The lease is secured by a bank letter of credit of $21,647 at December 31, 2003. Future minimum lease payments under this lease as of December 31, 2003 are as follows:

Year	Amount
2004	$ 50 000
2005	50 000
2006	51 000
2007	52 000
2008	17 000
	$220 000

For the year ended December 31, 2003, rent expense was approximately $55,000.

The Company has established a non-discriminatory salary reduction and defined contribution profit sharing plan covering substantially all eligible employees. The salary reduction plan provides for an employer matching contribution of 25% of the employee contribution, up to $1,000. The profit sharing plan contributions are made by the Company as determined annually by the Board of Directors, subject to certain limitations. The plans are tax exempt under Section 401 of the Internal Revenue Code. For the year ended December 31, 2003, contributions to the plans totalled $4,507.

NOTE 5 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the deposit with and amounts due from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2003

CREDIT:		
Shareholder's equity	$	311 624
DEBITS:		
Certificate of deposit		21 647
Receivable from related parties		1 680
Property and equipment, net		4 307
Other assets, including $43 excess margin deposit		17 428
Total debits		45 062
Net capital before haircuts		266 562
Haircuts on securities and investments		98
NET CAPITAL		266 464
Minimum requirements of 6 2/3% of aggregate indebtedness of $137,416 or $5,000, whichever is greater		5 000
EXCESS NET CAPITAL	**$**	**261 464**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	7 472
Accrued expenses		129 944
	$	**137 416**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.52 to 1**

See Independent Auditors' Report.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2003

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	278 562
Adjustments:		
Increase in expenses		12 098
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	$	266 464

See Independent Auditors' Report

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Kimball & Cross Investment Management Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Kimball & Cross Investment Management Corp. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kimball & Cross Investment Management Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Kimball & Cross Investment Management Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

In addition, our review indicated that Kimball & Cross Investment Management Corp. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2004